1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
June 5, 2024	www.integraresources.com

INTEGRA ANNOUNCES ACHIEVEMENT OF KEY PERMITTING MILESTONE FOR DELAMAR PROJECT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that the Mine Plan of Operations ("MPO") for the DeLamar and Florida Mountain Project ("DeLamar" or the "Project") has met the content requirement of the United States Code of Federal Regulations Title 43 Subpart 3809 ("Code of Federal Regulations") by the U.S. Bureau of Land Management ("BLM"). The Company has been notified by the BLM that it may proceed with the National Environmental Policy Act ("NEPA") process.

Highlights:

  The acceptance of the MPO by the BLM is a critical step in permitting for DeLamar and incorporates nearly three years of environmental baseline studies, initial engineering design, and detailed descriptions of mining and reclamation activities proposed for the Project.
  The preliminary MPO was submitted to the BLM in December 2023 and underwent the initial completeness review as prescribed by the Code of Federal Regulations.
    During the MPO process, the Company worked closely with the BLM to address comments provided on the preliminary MPO, including the need for additional advanced engineering and reclamation studies, project revisions, and general edits.
  Following the acceptance of the MPO, the BLM will publish the Notice of Intent ("NOI") which will allow for the commencement of work on the Draft Environmental Impact Statement ("DEIS"). The NOI step of the NEPA permitting process is integral as it begins formal engagement with all cooperating governmental agencies and stakeholders.
  DeLamar is one of the few gold-silver development projects in the Western U.S. that will be actively advancing through the NEPA mine permitting process, demonstrating the significant scarcity value of the Project.

Jason Kosec, President, CEO and Director of Integra commented: "The acceptance of the MPO for DeLamar is a testament to both the quality of the team at Integra and the DeLamar Project itself. Incorporating over three years of environmental baseline studies, initial engineering design, and descriptions of mining and reclamation activities, the acceptance of the MPO represents a major milestone on the path to permitting mining activities at DeLamar. The Company looks forward to continuing to work with the BLM through the NEPA process and remains committed to responsible mining practices, environmental protection, and serving community interests."

Next Steps

The BLM will publish the NOI in the Federal Register to notify government agencies and the general public about the proposed actions at DeLamar. The NOI is a formal announcement of intent to prepare an Environmental Impact Statement ("EIS") as defined by the Council on Environmental Quality. The NOI is followed by a scoping process which includes engagement with federal, state, and local agencies as well as the general public. Once the EIS is formally scoped, the DEIS will be prepared.

The DEIS process includes an analysis of various environmental factors such as air and water quality, wildlife habitat, land use, socio-economic impacts, and potential risks to human health. It also evaluates alternative courses of action for mining and infrastructure to minimize adverse effects. During the DEIS stage, a public review and comment period will be held, during which stakeholders can provide feedback on the analysis and suggest changes or additional considerations. The comments collected, along with public consultation efforts, will be considered and addressed in the final EIS which informs the permitting decision.

Throughout the EIS process, the Company will continue work on various other permits, several of which are required to be in place prior to construction, including Point of Compliance Permitting, Cyanidation Permits, Air Permitting with the Idaho Department of Environmental Quality, as well as Section 404 of the Clean Water Act with the U.S. Army Corps of Engineers.

The Company continues to engage with Tribal Nations as it advances towards the initiation of the Programmatic Agreement ("PA") process. The PA is a formal document established between the Company, governmental agencies, and Tribal Nations. The PA includes framework for identifying, managing, and mitigating any potential impacts on culturally sensitive areas or historical sites.

DeLamar Project Overview

The past producing DeLamar project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden Preliminary Economic Assessment and Pre-feasibility Study. The most recent technical report is available on the Company's website and has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.